Filed Pursuant to Rule 433 of the Securities Act of 1933
Issuer Free Writing Prospectus dated June 23, 2016
Relating to Preliminary Prospectus dated June 10, 2016
Registration No. 333-211467

AGEAGLE AERIAL SYSTEMS, INC.

FREE WRITING PROSPECTUS

This free writing prospectus relates only to, and should be read together with, the preliminary prospectus dated June 10, 2016 (the “Preliminary Prospectus”) included in Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-211467) (the “Registration Statement”) relating to the initial public offering of common stock of AgEagle Aerial Systems, Inc. (the “Company”).  On June 23, 2016, we filed Amendment No. 4 to the Registration Statement, which may be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1639498/000121465916012372/ae620161s1a4.htm. The information in this free writing prospectus is preliminary and is subject to completion or change. This free writing prospectus is only a summary of the changes to the Preliminary Prospectus and should be read together with the Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 9 of the Preliminary Prospectus.  Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus.

To review the Preliminary Prospectus included in the Registration Statement, click on the following link: http://www.sec.gov/Archives/edgar/data/1639498/000121465916012157/ae69160s1a2.htm. The following information updates and supersedes the information contained in the Preliminary Prospectus to the extent that such information is inconsistent therewith.

The following information updates and supersedes the information contained in the Preliminary Prospectus to the extent that such information is inconsistent therewith:

On June 21, 2016, the Federal Aviation Administration (the “FAA”) announced it has finalized the first operational rules for routine commercial use of small unmanned aircraft systems (“UAS”), which for purposes of the regulations are unmanned aircraft weighing less than 55 pounds that are conducting non-hobbyist operations.  UAS operators-for-hire will have to pass a written test and be vetted by the Transportation Security Administration (the “TSA”), but no longer need to be airplane pilots as current law requires.  The rules go into effect 60 days following the FAA announcement.  Among other things, the new regulations require:

•	preflight inspection by the remote pilot in command;

•	minimum weather visibility of 3 miles from the control station;

•	visual line-of-sight to the aircraft from the pilot and person manipulating the controls;

•	prohibit flying the aircraft over any persons not directly participating in the operation, not under a covered structure or not inside a covered stationary vehicle;

•	daylight or civil twilight operations (30 minutes before official sunrise to 30 minutes after official sunset, local time);

•	maximum groundspeed of 100 mph (87 knots); and

•	maximum altitude of 400 feet above ground level or, if higher than 400 feet above ground level, the aircraft must remain within 400 feet of a structure.

The new regulations also establish a remote pilot in command position.  A person operating a small unmanned aircraft must either hold a remote pilot airman certificate with a small unmanned aircraft system rating or be under the direct supervision of a person who does hold a remote pilot certificate (remote pilot in command).  A pilot’s license is no longer required.  To qualify for a remote pilot certificate, a person must: demonstrate aeronautical knowledge by either passing an initial aeronautical knowledge test at an FAA-approved knowledge testing center, or hold a part 61 pilot certificate other than student pilot, complete a flight review within the previous 24 months, and complete a small UAS online training course provided by the FAA.  The person must also be vetted by the TSA and be at least 16 years old.  Applicants will obtain a temporary remote pilot certificate upon successful completion of TSA security vetting. The FAA anticipates that it will be able to issue a temporary remote pilot certificate within 10 business days after receiving a completed remote pilot certificate application.

The regulations do not require the use of a visual observer. In addition, FAA airworthiness certification is not required. However, the remote pilot in command must conduct a preflight check of the small UAS to ensure that it is in a condition for safe operation.

Most of the restrictions are waivable if the applicant demonstrates that his or her operation can safely be conducted under the terms of a certificate of waiver.  The FAA announced it will make an online portal available to apply for these waivers in the months ahead.

The disclosure relating to shares of our common stock outstanding immediately following the offering in the Preliminary Prospectus has been updated with the following:

The number of shares of our common stock to be outstanding immediately following this offering is based on 4,200,000 shares of our common stock outstanding as of June 7, 2016.  The number of shares of our common stock to be outstanding immediately following this offering excludes:

•
724,181 shares of our common stock issuable upon the exercise of stock options to be granted under our 2016 Employees Option Plan, at an exercise price equal to the price to the public of our common stock sold in this offering;

•
125,000 shares of our common  stock issuable upon the exercise of stock options outstanding that were not granted under the 2016 Employees Stock Option Plan at a weighted-average exercise price of $2.60 per share;

•	271,056 shares of common stock issuable upon conversion of 8% convertible debentures due November 6, 2017;

•
70,381 shares of common stock issuable upon conversion of an 8% convertible debenture due June 30, 2017, assuming the price per share in this offering is $5.50, which is the midpoint of the price range set forth on the cover page of this prospectus;

•	275,819 shares of our common stock remaining available for future issuance under the 2016 Employees Stock Option Plan; and

•
warrants to purchase shares of our common stock to be issued to the underwriters in this offering equal to 2.5% of the number of shares sold in this offering at an exercise price equal to 115% of the price to the public of the shares sold in this offering.

The disclosure relating to shares of our common stock excluded from the capitalization table on pages 22 and 23 and the number of shares outstanding as of March 31, 2016 in the dilution discussion on page 25 in the Preliminary Prospectus has been updated with the following:

The calculations exclude:

•
724,181 shares of our common stock issuable upon the exercise of stock options outstanding under the 2016 Employees Option Plan to be granted, with an exercise price equal to the price to the public of our common stock sold in this offering;

•
125,000 shares of our common stock issuable upon the exercise of stock options outstanding that were not granted under the 2016 Employees Stock Option Plan at a weighted-average exercise price of $2.60 per share;

•	271,056 shares of common stock issuable upon conversion of 8% convertible debentures due November 6, 2017;

•
70,381 shares of common stock issuable upon conversion of an 8% convertible debenture due June 30, 2017 assuming the price per share in this offering is $5.50, which is the midpoint of the price range set forth on the cover page of this prospectus;

•
275,819 shares of our common stock remaining available for future issuance under the 2016 Employees Stock Option Plan in addition to the 724,181 shares to be granted pursuant to the authorized option grants described above; and

•	warrants to be issued to the underwriters in connection with this offering equal to 2.5% of the number of shares sold in this offering.

The disclosure relating to underwriter compensation in the Preliminary Prospectus has been updated with the following:

In addition to the underwriting discount and expense reimbursement arrangements described above, we agreed to issue to the underwriters, for a price of $50 each, a warrant to purchase a number of shares of our common stock equal in the aggregate to all underwriters to 2.5% of the aggregate number of shares of common stock sold in the offering. The warrant will have an exercise price equal to 115% of the public offering price of the shares of common stock sold in this offering. The warrant is immediately exercisable and will remain exercisable for five years after the effective date of this offering. Pursuant to Rule 5110 of the Financial Industry Regulatory Authority, Inc., or FINRA, the underwriters’ warrant and shares acquirable upon exercise of the warrant may not be sold, transferred, assigned, pledged, or hypothecated, or the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective disposition of the securities by any person for a period of 180 days after the effective date of this offering; provided, however, that the warrant (and underlying shares) may be transferred to officers or directors of the underwriters and members of the underwriting syndicate and their affiliates as long as the warrant (and underlying shares) remains subject to the lock-up.

The disclosure relating to the exercise price of the stock options held by GreenBlock Capital, LLC has been changed from $0.22 per share to $2.60 per share in the Preliminary Prospectus.

The disclosure relating to the aggregate number of shares of common stock held by Raven Industries, Inc. has been changed from 400,000 to 200,000 in the Preliminary Prospectus as a result of the 1-for-2 reverse stock split effected on June 7, 2016.

The disclosure in the Preliminary Prospectus relating to our application for listing on the NASDAQ Capital Market has been updated to reflect that we have now been approved for listing.

The disclosure in the Preliminary Prospectus relating to beneficial ownership has been updated to reflect, among other things, the ownership of Alpha Capital Anstalt.

The disclosure in the Preliminary Prospectus relating to non-employee director compensation has been updated to reflect that each non-employee director will receive an initial grant of five year options to purchase 16,700 shares of common stock instead of 12,500 shares of common stock as originally disclosed.

The disclosure relating to GreenBlock Capital, LLC in the “Certain Relationships and Related Parties” section on page 49 of the Preliminary Prospectus has been updated with the following:

Pursuant to the terms of the consulting agreement, GreenBlock has provided us with financial advisory services in connection with this offering, as well as the structuring and negotiation of our strategic transactions, including our agreements with Raven and Botlink.  Accordingly, GreenBlock is deemed to be our “promoter” (within the meaning of Rule 405 under the Securities Act).

The following disclosure contained in the Management’s Discussion and Analysis of Financial Condition and Results of Operations starting on page 27 of the Preliminary Prospectus has been changed:

•	Cost of sales for the three months ended March 31, 2016 compared to three months ended March 31, 2015.

•	Net loss for three months ended March 31, 2016 compared to three months ended March 31, 2015;

•	Cost of revenue and total operating expenses for the year ended December 31, 2015 compared to December 31, 2014; and

•	Cash flows as of March 31, 2016 compared to March 31, 2015.

AgEagle Aerial Systems, Inc. has filed a registration statement, including the preliminary prospectus, with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you may obtain copies of the preliminary prospectus by contacting Northland Securities, Inc., Attention: Prospectus Department, 45 South Seventh Street, Suite 2000, Minneapolis, MN 55402, by telephone at (800) 851-2920, or by email at cgolterman@northlandcapitalmarkets.com, or Roth Capital Partners, 888 San Clemente, Newport Beach, CA 92660, Attention: Equity Capital Markets, by telephone at (800) 678-9147 or by email at RothECM@roth.com.